TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

March 31, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:
Wuhan General Group (China), Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009
and September 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 24, 2009 (the “Comment Letter”) with respect to the above-referenced Form 10-K, Forms 10-Q and Definitive Proxy Statement filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd. (“Wuhan Blower”), Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”) and Wuhan Sungreen Environment Protection Equipment Co., Ltd. (“Wuhan Sungreen”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

ATLANTA      CHICAGO      HONG KONG      LONDON      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Mr. Ernest Greene
March 31, 2010

The Company will make the following revisions to its future filings and any interim filings, as applicable.

2.	It appears that your attorney has responded to the tandy language on your behalf. The response to the tandy language should be provided from you instead of your attorney.

Simultaneous with the filing of this letter, the Company also is filing a letter with the tandy language signed by an officer of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 34

3.
We have read your response to comment 7 from our letter dated September 15, 2009.  Please expand your disclosures regarding your impairment considerations of long-lived assets pursuant to SFAS 144 to address the following:

•	Please disclose how you group these assets for purposes of considering whether an impairment exists;
•
Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

o	The percentage by which the undiscounted cash flows exceed the carrying value;
o	The carrying value of these assets;
o	A description of the assumptions that drive the undiscounted cash flows;
o
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

o	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please show us supplementally what your revised disclosure will look like.

Mr. Ernest Greene
March 31, 2010

We provided the following disclosure in note 2(k) to the Company’s audited financial statements for the years ended December 31, 2009 and 2008, which were included in the Company’s Form 10-K filed on March 31, 2010:

Accounting for Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144.  SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.  The Company’s long-lived assets are grouped by their presentation on the financial statements according to the balance sheet and further segregated by their operating and asset type.  Long-lived assets subject to impairment include buildings, equipment, vehicles, trademarks, software licenses, land use rights and real property available for sale.  The Company considers annually whether these assets are impaired.  The Company makes its determinations based on various factors that impact those assets.  For example, the Company considers real property impaired if property prices decrease drastically and it is unlikely that the prices will recover within the foreseeable future.  Although property values in the PRC have experienced a decline during the last year, prices are increasing again. Therefore, the Company believes its real property has at least retained the value of its original cost to the Company.  Equipment used for production, which undergo regular maintenance, are assessed annually.  The Company has maintained a profitable business amidst the economic downturn and equipment has continued to be used for production, indicating that such equipment still retains its value to the Company.  Based on its review, the Company believes that, as of December 31, 2009 and 2008, there were no significant impairments of its long-lived assets.

The Company believes that cash flows generated by its ongoing business, which incorporates significant use of the long-lived assets of the Company, provide sufficient profit so that it is unnecessary to record any impairment charges.  The Company believes that current annual provision of depreciation and amortization provides sufficient expense related to the use of the long-lived assets carried on the Company’s books.

Mr. Ernest Greene
March 31, 2010

Financial Statements

10. Construction in Progress, page F-19

4.
We have read your response to comment 11 from our letter dated September 15, 2009.  Please tell us the amount of liabilities as of December 31, 2008 that was related to payables or other accruals for capital expenditures that had not been paid as of December 31, 2008.  It is not clear whether the payables owed to Hubei Gong Chuang that you refer to in your response were related to capital expenditures that had not been paid for as of December 31, 2008.  To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities.  Please refer to paragraphs 17.c. and 32 of SFAS 95.  Please tell us if you determined any revisions need to be made to your historical statements of cash flows for each of the two years ended December 31, 2008 as well as the nine months ended September 30, 2009 in light of the above.  If so, please show us the specific revisions that need to be made as well as tell us what consideration you gave as to whether each of these revisions should be presented and treated as corrections of errors pursuant to SFAS 154.  If necessary, please also provide us with a materiality analysis which includes your consideration of the guidance in SAB Topic 1:M in determining whether the revisions would be material on both an individual and aggregate basis.

As of December 31, 2008, the Company had $5,735,874 in liabilities that were related to payables or other accruals for capital expenditures that had not been paid.  The payables owed to Hubei Gong Chuang were not paid for as of December 31, 2008.  The Company determined revisions needed to be made to its historical statements of cash flows for each of the two years ended December 31, 2009, which were included in the Company’s Form 10-K filed on March 31, 2010.  In addition, the Company provided the following disclosure in note 2(a) to the Company’s audited financial statements for the years ended December 31, 2009 and 2008, which were included in the Company’s Form 10-K filed on March 31, 2010:

The Company modified the presentation of the statement of cash flows for the year ended December 31, 2008.  The change is related to the purchase of Sukong Assets as detailed in Note 1 - Organization and Principal Activities.  The purchase was previously presented as an all cash transaction.  The restated presentation shows that a significant portion of the total purchase price was a non-cash transaction where the Company transferred certain advances to suppliers and receivables without recourse valued at $20,064,965 to the seller in exchange for the Sukong Assets.  The Company also reclassified inventory related to the Huangli Project which was a correction of a classification error.  The amount of $2,188,439 was previously classified in the construction-in-progress at December 31, 2008.  The Company has moved the amount to the inventory account, and it has been subcategorized as raw materials.  The reclassification caused a decrease in construction in progress and a corresponding increase in the inventory accounts.  The related total of current assets increased while the total of non-current assets decreased.  Total assets remained unchanged.  Net cash sourced from operations was previously $16,776,026.  The restated presentation shows net cash used in operations is $5,477,378.  The net cash used in investing activities was previously $39,087,376.  The restated presentation shows cash used in investing activities as $16,833,972. The Company’s earnings for the year ended December 31, 2008 was unaffected by the change in presentation caused by the non-cash investing activity related to the Sukong Assets and the reclassification of inventory related to the Huangli project.  In accordance with SFAS 154 Accounting Changes and Error Corrections, the revision is accounted for as a correction of error by the Company.  The Company did not make any adjustment to its general ledger accounts.  The restatement was limited to the presentation of the statement of cash flows.

Mr. Ernest Greene
March 31, 2010

15. Capitalization

Series B Convertible Preferred Stock, page F-24

5.
We have read your response to comment 14 from our letter dated September 15, 2009.  Please tell us how you determined that the modification of your J warrants was a capital transaction and that there was no impact on earnings.  Please tell us what consideration you gave to paragraph 51 of SFAS 123(R) in reaching your conclusion.  Please also tell us how you accounted for the exercise of these warrants, including the constructive preferred dividend amount.  Please also cite all accounting literature used to support your conclusion.

The modification of the Series J warrants was capital in nature because the modification was concurrent with the Company’s investors contributing more capital to the Company through the exercise of the Series J warrants.  In consideration of SFAS 123(R), the Company does not believe there is additional incremental value that should be charged to earnings because the fair value assigned to the Series B Convertible Preferred Stock was less than the fair value of the Company’s common stock based on the market’s closing price on September 5, 2008 and the valuation provided by Spring House Capital on September 3, 2008.  The Series J warrant holders did not receive any additional value as a result of the amendment since the Series B Convertible Preferred Stock has similar rights as the Company’s common stock, except the Series B Convertible Preferred Stock has a liquidation preference senior to the Company’s common stock.  The Company accounted for the exercise of warrants as a capital transaction where the issue of Series B Convertible Preferred Stock, recognition of warrants, and recording of beneficial conversion feature, were in accordance with EITF 00-27 and EITF 98-5, which calls for fair value assignment of the net proceeds between the three features.

Mr. Ernest Greene
March 31, 2010

Penalty Shares, page F-25

6.
We have read your response to comment 15 from our letter dated September 15, 2009.  You indicate that your valuation was a blend of the values derived from three methods including comparative valuation, stock price trading and analysis and discounted future earnings.  Please tell us how you determined that your blend of three valuation methods was reasonable.  In this regard, please tell us the fair value of your shares determined by each of the three methods, how you weighted the results from each of the three valuation methods, and how you determined how much each method should be weighted.

The valuation was provided by Spring House Capital, and the Company relied on their expertise, because Spring House Capital has more experience in stock valuation than the Company.  The Company reviewed the report provided by Spring House Capital and believed the stated assumptions and variables included in the report, such as earnings projections and comparable industry and geographical analysis, provided a reasonable basis for relying on their report.  A summary of the report is provided below.

Comparative Valuation	3/18/2008	5/30/2008	9/3/2008
Trailing P/E	$5.77	$8.00	$5.30
Forward P/E	$5.90	$8.00	$5.30

Stock Trading Analysis
Immediate “Forced Sale”	$4.50	$7.00	$4.50
1 Week Liquidation	$6.90	$7.42	$4.95

Discounted Earnings	$8.71	$8.71	$8.71

Average Price From Above	$6.35	$7.83	$5.75

Actual Market Price	$10.00	$8.00	$5.30

Fair Market Valuation	$6.35	$7.83	$5.30

90-Day Average Volume	620	3,252	7,557

Mr. Ernest Greene
March 31, 2010

Because of the very low average volume of shares traded during the March 18, 2008 and May 30, 2008 periods, Spring House Capital used an even weighting of the various valuation methodologies to determine a fair market valuation.  It should be noted that the actual market price on May 30, 2008 was very close to the determined value, with a difference of only $0.17.  By September 3, 2008, Spring House Capital determined that share volume had increased sufficiently to be able to use the market price as the fair value price.  Regardless, it should be noted that the average of the methodologies is less than 10% different from that market price on September 3, 2008.  The confluence of these prices gives us a high degree of confidence in the fair market values determined and the methodologies employed.

17. Income Taxes, page F-26

7.
We have read your response to comment 16 from our letter dated September 15, 2009.  Please specifically provide a rate reconciliation as required by paragraph 47 of SFAS 109.  Please show us supplementally what your revised disclosure will look like.

We provided the following disclosure in note 17 to the Company’s audited financial statements for the years ended December 31, 2009 and 2008, which were included in the Company’s Form 10-K filed on March 31, 2010:

On February 7, 2007, income from the Company’s foreign subsidiaries became subject to U.S. income tax liability; however, this tax is deferred until foreign source income is repatriated to the Company from earnings and profits after foreign income taxes, which has not yet occurred.

The Company has engaged a U.S. CPA firm to prepare its U.S. income tax returns in order to maintain a high level of compliance with U.S. tax laws.

All of the Company’s operations are in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the corporate income tax rate is 25%.  As a business incentive, the Company was approved as a foreign investment enterprise in March 2007, and in accordance with the relevant regulations regarding the favorable tax treatment for a foreign investment enterprise, the Company was entitled to a two-year tax exemption followed by a three-year half exemption.  For the years ended December 31, 2008 and 2007, the Company was still within the two year tax exemption period, and accordingly, made no provision for income taxes.  For the year ended December 31, 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% tax rate and Wuhan Sungreen was subject to a 25% tax rate.

Effective January 1, 2008, the PRC income tax rules were changed.  The PRC government implemented a new 25% tax rate for all enterprises whether domestic or foreign enterprise, and abolished the tax holiday.   However, the PRC government has established grandfathering transition rules that permit enterprises that had received an income tax exemption prior to January 1, 2008 to continue to enjoy the exemption until the original expiration date.

Mr. Ernest Greene
March 31, 2010

The provision for income taxes in the PRC for China sourced net income amounted to $1,502,884 and $0 for the years ended December 31, 2009 and 2008, respectively.

Income before taxes and the provision for taxes consists of the following:
	December 31, 2009	December 31, 2008
Income (loss) before taxes:
US	$(2,475,455)	$-
BVI	(27,927)	-
PRC	12,412,787	16,148,092
Total income before taxes	$9,909,405	$16,148,092

Provision for taxes:
Current:
U.S. Federal	-	-
State	-	-
China	2,195,828	-
Currency effect	403
	$$2,196,231	$-

Deferred:
U.S. Federal	-	-
China	(749,031)	-
	(749,031)	-
Total provision for taxes	$1,447,200	$-
Effective tax rate	14.60%	N/A

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2009 and December 31, 2008 are as follows:

Mr. Ernest Greene
March 31, 2010

	December 31, 2009	December 31, 2008
Deferred tax assets
Bad debt expense & accrual expense	$749,031	$-
	749,031	-
Valuation allowance	-	-
Total deferred tax assets	749,031	-
Deferred tax liabilities
Total deferred tax liabilities	-	-
Net deferred tax assets	749,031	-
Reported as:
Current deferred tax assets	749,031	-
Non-current deferred tax assets	-	-
Non-current deferred tax liabilities	-	-
Net deferred taxes	$749,031	$-

The differences between the U.S. federal statutory income tax rates and the Company's effective tax rate for the years ended December 31, 2009 and 2008 are shown in the following table:

	2009	2008
U.S. federal statutory income tax rate	34.00%	35%
Lower rates in PRC, net	-9.00%	-10%
Accruals in foreign jurisdictions	2.10%	0%
Tax holiday	-12.50%	-25%
Effective tax rate	14.60%	0.00%

20. Stock Compensation Expense, page F-30

8.
We have read your response to comment 20 from our letter dated September 15, 2009.  We note your reference to three reference points used to determine your volatility.  Based on these three reference points, please tell us how you determined that a volatility rate of 20% was reasonable.  Please tell us whether you weighted the three reference points mentioned above.  Please also tell us how you calculated your actual volatility of 8.5%.

Spring House Capital determined that 20% was the middle of a range of volatilities for warrants and options of Chinese companies that list in the United States and have similar investors to those of the Company. The Company took the median as an indication of central tendency of the three points instead of taking a weighted average and believes it represents the most conservative methodology and is the most accurate presentation.

Mr. Ernest Greene
March 31, 2010

The actual volatility of 8.5% is the standard deviation of daily returns of the stock based on its closing price for the year.  The actual 8.5% volatility was below the normal range.  Therefore, the Company considered such a low volatility to be an inaccurate gauge of the value of the options issued and decided to use the 20% volatility provided by Spring House Capital as the appropriate number.  The Company believes that the limited trading volume of the Company’s common stock during the relevant period affected the overall volatility of the stock and made the use of the 8.5% number misleading.

Form 10-Q for the Quarterly Period Ended September 30, 2009

General

9.	Please address the comments above in your interim filings as well.

The Company agrees to address the above comments, where applicable, in its future interim filings.

5.  Accounts Receivable, page 14

10.
You discuss your accounts receivable and the significant increase in days sales outstanding beginning on page 33.  Please disclose what your days sales outstanding were for each period presented, including the prior year comparable periods.  You had a significant increase in your days sales outstanding and your accounts receivable increased by 15% from $41.5 million at December 31, 2008 to $47.8 million at September 30, 2009.  You state that you provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, your history of bad debts and the general condition of the industry.  Given that your allowance for bad debts decreased from December 31, 2008 to September 30, 2009, you should provide a comprehensive explanation of how you arrived at your allowance for bad debts as of September 30, 2009.  You should specifically address your consideration of your days sales outstanding as well as the significant amount of bad debt written off during the nine months ended September 30, 2009.  You state that pursuant to your accounting policies the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding accounts receivables.  It is not clear why based on this accounting policy the increase in accounts receivable would not have led to a corresponding increase in the allowance for bad debts.  Please show us supplementally what your revised disclosure will look like.

Mr. Ernest Greene
March 31, 2010

The Company’s allowance does correspond to its policy of applying a 5% allowance.  Gross accounts receivable increased from $45.3 million to $50.3 million from June 30, 2009 to September 30, 2009.  The allowance for bad debt was increased from $2.2 million to $2.5 million.  The days sales outstanding has increased in 2009 when compared to 2008; however, the Company has made assessment of its outstanding receivables and provided specific write off during the year in the amount of $2.4 million.

We provided the following disclosure under Item 7 in the Company’s Form 10-K filed on March 31, 2010:

Accounts receivable are recognized and carried at the original invoice amount less allowance for any uncollectible amounts.  Pursuant to the Company’s accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding accounts receivable.  In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required.  Bad debts are charged against the allowance when outstanding accounts receivable have been determined to be uncollectible.  We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts and the general condition of the industry.  Due to the difficulty in assessing future trends and the global economic downturn, we could be required to increase our provisions for doubtful accounts.  As our accounts receivable age and become uncollectible, our cash flow and results of operations are negatively impacted.

Accounts receivable increased from $41.5 million to $54.0 million from December 31, 2008 to December 31, 2009.  The allowance for bad debt provided in accordance with the Company’s accounting policy was $2.8 million at December 31, 2009.  The Company applied a rate of 5% on outstanding accounts receivable, which resulted in an allowance of $1.6 million.  The number of days that sales were outstanding increased in 2009 when compared to 2008; so the Company made an assessment of its outstanding receivables and provided a specific write off during the year in the amount of $1.9 million to reflect actual unrecoverable amounts.  Although the Company’s results of operations were adversely impacted by the global economic slowdown in 2008 and in the first half of 2009, the Company is experiencing a recovery and it believes that its customers will make payments on their outstanding balances.

In order to manage this increase in accounts receivable, we have employed additional resources in collecting on outstanding accounts receivable and have aligned more closely sales commissions with the collection on sales.  The accounts receivable balance increased by $12.48 million, with a corresponding increase in days sales outstanding of 93 days, at December 31, 2009 compared to December 31, 2008.  This increase resulted primarily from delayed payments from our customers.  Our major customers, particularly state-owned steel companies and power generating companies, delayed their payments to the Company due to the economic slow down and the resulting restrictions on their cash.  This resulted in a significant increase in day sales outstanding for our accounts receivable.  In addition, most of our major customers demanded lower prepayments and progress billings and longer payment terms.  All of these factors negatively affected the Company’s operation cash flow.

17.  Earnings Per Share, page 23

11.
Please disclose how you arriving at your numerator for purposes of determining diluted earnings per share in accordance with ASC 260-10-45-16, including your treatment of convertible preferred dividends.  Please show us supplementally what your revised disclosure will look like.

The numerator in the calculation of diluted earnings per share is equal to the income available to common shareholders with the preferred dividends added back.  Under an assumed conversion of the preferred stock at the beginning of the period presented, whether it is the current quarter or the year to date calculation, the calculation requires that the related preferred dividends would not have been accrued.

Mr. Ernest Greene
March 31, 2010

We provided the following disclosure in note 18 to the Company’s audited financial statements for the years ended December 31, 2009 and 2008, which were included in the Company’s Form 10-K filed on March 31, 2010:

Components of basic and diluted earnings per share were as follows:

Mr. Ernest Greene
March 31, 2010

	12 months	12 months
	ended	ended
	December 31,	December 31,
	2009	2008
Basic Earnings Per Share Numerator
Net Income	$8,462,206	$16,148,092
Less:
Preferred Dividends	727,129	927,102
Series A Constructive Preferred Dividend	-	-
Series B Constructive Preferred Dividend	-	4,032,656
Income Available to Common Stockholders	$7,735,077	$11,188,334

Diluted Earnings Per Share Numerator
Income Available to Common Stockholders	$7,735,077	$11,188,334
Add:
Preferred Dividends	727,129	927,102
Income Available to Common Stockholders on Converted Basis	$8,462,206	$12,115,436

Original Shares:
Additions from Actual Events
- Issuance of Common Stock	24,752,802	19,712,446
- Conversion of Series A Preferred Stock into Common Stock	-	2,329,527
- Conversion of Series B Preferred Stock into Common Stock	-	2,219
- Issuance of Common Stock resulting from the Exercise of Warrants	40,355	115,361
- Issuance of Penalty Shares	382,869	515,979
Basic Weighted Average Shares Outstanding	25,176,026	22,675,532

Dilutive Shares:
Additions from Potential Events
- Conversion of Series A Preferred Stock	6,241,453	7,958,027
- Conversion of Series B Preferred Stock	6,354,078	1,507,851
- Exercise of Investor Warrants & Placement Agent Warrants	38,881	14,943,638
- Exercise of Employee & Director Stock Options	-	-
Diluted Weighted Average Shares Outstanding:	37,810,439	47,085,048

Earnings Per Share
- Basic	$0.31	$0.49
- Diluted	$0.22	$0.26

Weighted Average Shares Outstanding
- Basic	25,176,026	22,675,532
- Diluted	37,810,439	47,085,048

Mr. Ernest Greene
March 31, 2010

Liquidity and Capital Resources, page 33

12.
We reissue comment 6 from our letter dated September 15, 2009.  We note that you did not disclose whether you were in compliance with all loan covenants as of September 30, 2009.  Please disclose whether you are in compliance with your loan covenants.  For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios.  Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose the availability under your various bank facilities and loan facilities as of the balance sheets dates.  Please show us supplementally what your revised disclosure will look like.

We provided the following disclosure under Item 7 in the Company’s Form 10-K filed on March 31, 2010:

The Company was in compliance with all loan covenants as of December 31, 2009, except that the Company did not comply with the days accounts receivable ratio covenant in its loan agreement with Standard Chartered.  This ratio is calculated by dividing the Company’s 2009 revenue by 360 and then dividing that number into accounts receivable.  At December 31, 2009, the Company’s days account receivable ratio was 209, which was above the maximum of 180 provided in the Standard Chartered loan agreement.  The Company has requested a waiver from Standard Chartered for this noncompliance.  Based on the Company's conversations with Standard Chartered, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with this financial covenant.

The Company had no availability under its bank facilities and loan facilities as of December 31, 2009.

Controls and Procedures, page 48

13.
We reissue comment 10 from our letter dated September 15, 2009.  Please specifically state and disclose the conclusion of your evaluation of your disclosure controls and procedures.  Please revise your disclosure to state whether your disclosure controls and procedures are effective or not effective.  Please show us supplementally what your revised disclosure will look like.

We provided the following disclosure under Item 9A in the Company’s Form 10-K filed on March 31, 2010:

Mr. Ernest Greene
March 31, 2010

Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses. Therefore, our management concluded that our disclosure controls and procedures were not effective.

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely, /s/ Paul Davis Fancher Paul Davis Fancher

cc:
Philip Lo
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP